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October 31, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:  DUSA Pharmaceuticals, Inc.
     Form 10-Q for the Fiscal Quarter Ended March 31, 2006
     File No.: 001-31533

Dear Mr. Rosenberg:

This letter is being sent by DUSA Pharmaceuticals, Inc. ("DUSA" or the "Company") in response to comments we received verbally on September 26, 2006 on our response to Question 1 in our letter dated July 20, 2006.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Original Question and Response as stated in July 20, 2006 response letter

Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2006 and 2005

QUESTION 1: Intangible assets comprise 30% of your total assets for the most recent period. In light of this significance, we believe you should disaggregate your intangible assets to give readers a better understanding of their materiality. Please provide to us, in disclosure-type format, your disaggregated intangible asset amounts by product, therapeutic category, the level at which impairment is evaluated, or in some other manner that would be appropriate.

RESPONSE:

The intangible assets acquired by us in the March 10, 2006 acquisition of Sirius Laboratories, Inc. are all core/developed technologies belonging to the same therapeutic category (non-photodynamic therapy dermatological treatment of acne and rosacea). During the pre-acquisition and negotiation phases, we identified only a subset of Sirius' products that we were interested in purchasing, developing and promoting post-acquisition. The individual product lines were not for sale, however; and we were faced with the decision to purchase the entire entity or nothing at all. Although we acquired many

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individual products in the acquisition of Sirius, over 67% of the intangible valuation is comprised of one product, Nicomide(R), and approximately 85% is comprised of three products. The products acquired in the Sirius acquisition are all being promoted by one common sales force, who is also promoting the historical DUSA Pharmaceuticals product lines. Also, the acquired products are being supported by a corporate infrastructure shared by all of the Company's product lines. As a result, the Company does not measure cash flows by individual product. For purposes of measuring potential asset impairment, we group all of the acquired products into a single asset group and consider the expected cash flows of the group in comparison to the carrying value of the intangible asset in the aggregate.

This grouping is also consistent with our segment reporting under FAS 131 Disclosures about Segments of an Enterprise and Related Information, where the products acquired in the Sirius acquisition comprise our Non-Photodynamic Therapy (Non-PDT) Drug Products segment. We do not believe that disclosing disaggregated intangible asset information at the individual product line level would be meaningful to investors, or in any way enhance their overall understanding of the Company or the Sirius acquisition.

Additional questions received verbally on September 26, 2006:

QUESTION 1A: What are the intangible assets related to (patents, etc.) and what is the basis for aggregating them?

The intangible assets are related to developed products that had reached technological feasibility prior to the valuation date. Other complementary assets such as related tradenames, formulas, technological expertise both patented and unpatented were not valued separately as their values were considered inherent within the value of the developed products. Further, it was determined that this group of complementary assets would have the same economic useful life as the related developed products in that they would not be valued on a stand alone basis. For instance, we have a patent covering the formulation of Nicomide(R). The patent, which was issued in December 2005, was one of the complementary assets considered in developing the valuation of the intangible assets. The patent did not have any value apart from the developed products and thus its value was not disaggregated. Further, while the patent has a contractual life of 20 years, its contribution to the value of developed products was over the useful economic life of the product to which it pertains. The acquired products comprise the therapeutic category, non photodynamic therapy dermatological treatment of acne and rosacea. These products are similar in nature, target indication and gross margin percentage.

The basis for aggregating the products into one intangible asset grouping (Core/Developed Technology) is consistent with our approach for evaluating the assets for impairment. Impairment is evaluated at the therapeutic category level, in our case, non-photodynamic therapy dermatological treatment of acne and rosacea. FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that assets be grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Cash flows should begin at the lowest level of cash flows determinable within the organization; however, cash flows may be grouped at a

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higher level if that higher level is more appropriate. Although we have cash flows identifiable by product, the information is limited to revenues and the direct costs of the products. We feel that it is more appropriate for cash flows to be grouped at the therapeutic category rather than the individual product lines comprising the category. The Company has considered the following factors in determining the appropriate level at which to evaluate impairment:

     - The presence and extent of shared costs, such as advertising, sales force, data processing, accounting, and management.

     - All of the products within the therapeutic category are being sold by one sales force, the same group responsible for selling the historical DUSA PDT products.

     - All of the products within the therapeutic category are being supported by the same corporate infrastructure, which includes accounting, purchasing, data processing and management, which are also shared by the historical DUSA PDT products.

     - The acquired assets are interdependent in that they are all are marketed and sold to the same customer base as part of the same therapeutic category.

Based on the evidence provided, we feel that the evidence adequately supports the level of asset aggregation and is consistent with our level of aggregation for purposes of evaluating impairment. In addition, the categorization is consistent with the Company's business segment reporting under SFAS 131 Disclosures about Segments of an Enterprise and Related Information where the products acquired in the Sirius acquisition comprise our Non-Photodynamic Therapy (Non-PDT) Drug Products segment, and our historical business comprises our Photodynamic Therapy (PDT) Drug and Device Products segment. In future filings, we will clarify that the intangible asset is comprised of the estimated future cash flows of the acquired products, which inherently included the related patents, trademarks and trade names. The patents, trademarks and trade names were not valued separately.

Further, in accordance with paragraph 52 of SFAS 141, Business Combinations, for intangible assets subject to amortization, the notes to the financial statements shall disclose the total amount assigned and amount assigned to any major intangible asset class and the weighted-average amortization period, in total and by major intangible asset class if the amounts assigned to intangible assets are significant. We have determined that the Core/Developed Technology represents the only intangible asset class and therefore we have disclosed the amount and weighted-average amortization period for this group.

QUESTION 1B: How was the useful life determined?

In accordance with paragraph 11 of SFAS 142, Goodwill and Other Intangible Assets, the useful life of the intangible asset was determined by reference to the period over which the asset is expected to contribute to our future cash flows. We considered competitive, legal, regulatory, and economic factors in developing the cash flow projections supporting the valuation analysis. As it relates to economic factors, the analysis utilized life-cycle

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assumptions often seen in the pharmaceutical industry, and other information considered in the intangible assets fair value analysis performed by valuation specialists. The life-cycle assumptions seen in the pharmaceutical industry include: competitive products entering the marketplace; substitution (alternative products), and new technology. The intangible asset is being amortized over its useful life, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis, whichever is greater. Amortization expense is expected to have a weighted average life of 3.78 years.

QUESTION 1C: What is the lowest level at which impairment is evaluated?

Impairment is evaluated at the therapeutic category level, in our case, non-photodynamic therapy dermatological treatment of acne and rosacea. FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires that assets be grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Cash flows should begin at the lowest level of cash flows determinable within the organization; however, cash flows may be grouped at a higher level if that higher level is more appropriate. Although we have cash flows identifiable by product, the information is limited to revenues and the direct costs of the products. We feel that it is more appropriate for cash flows to be grouped at the therapeutic category rather than the individual product lines comprising the category. The Company has considered the factors discussed in response to Question 1a above in determining the appropriate level at which to evaluate impairment.

Based on the evidence provided, we feel that the level of aggregation used for evaluating impairment is appropriate and in accordance with FASB Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

We trust that these responses satisfy the Staff's comments. As instructed, we will file this response on the EDGAR system. If the Staff has any further comments, please do not hesitate to contact me.

Sincerely,

/s/ Richard C. Christopher
-------------------------------------
Richard C. Christopher
Vice President, Finance
Chief Financial Officer

Cc:

Amy Bruckner
Lisa Vanjoske
Nanette W. Mantell, Esq.